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                              EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT (this "Agreement") is dated this ___ day of October, 2000, and is entered into by and between Glenn E. Montgomery, Jr. ("Executive"), Convergent Group Corporation, a Delaware corporation, having its principal office at 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111 (the "Corporation"), Convergent Holding Corporation, a Delaware corporation, having its principal office at 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111 ("CHC"), and Schlumberger Technology Corp, a Texas corporation, having its principal office at 277 Park Avenue, New York, New York 10172-0266 ("STC"). This Agreement shall be effective as of the "Effective Date", as defined below.

     In consideration of the mutual promises and the terms and conditions set forth below, Executive and the Corporation (together, the "Parties," and each, a "Party") agree as follows:

     1. EMPLOYMENT. Executive, in conjunction with the other executive officers of the Corporation, shall have the responsibility and the authority to manage and direct the day-to-day operations of the Corporation, including, but not limited to, the hiring and termination of all employees. So long as this Agreement is in effect, Executive shall be elected as the Chief Executive Officer and President and a member of the Board of Directors. Failure of Executive to be elected as the Chief Executive Officer and President and a member of the Board of Directors shall be deemed to be a breach of this Agreement by the Corporation. Executive shall report directly to the Board of Directors of the Corporation.

     2. FULL-TIME BEST EFFORTS. Executive shall devote his full professional time and attention to the performance of his obligations under this Agreement, and will at all times faithfully, industriously and to the best of his ability, experience and talent, perform all of his obligations hereunder. Executive shall receive a performance review from the Corporation each year promptly (and not later than January 31) following the close of the Corporation's fiscal year.

     3. TERM. The term of this Agreement shall begin on the Effective Date (as defined below) and shall remain in effect for a period of three (3) years after the Effective Date (the "Initial Term"). After expiration of the Initial Term, this Agreement will be automatically renewed for additional one-year periods (each a "Renewal Term") as of each anniversary of the Effective Date (each a "Renewal Date"); provided neither party has given written notice to the other party of an intent not to renew at least 90 days prior to any Renewal Date. The Initial Term and each Renewal Term shall be subject to earlier termination as set forth herein. The

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"Effective Date" shall mean the date of "Closing" pursuant to that certain
Agreement and Plan of Merger (the "Merger Agreement") by and among CHC, Convergent Acquisition Sub, Inc., STC and the Corporation dated as of October __, 2000. Notwithstanding anything herein to the contrary, if the Effective Date has not occurred on or before March 31, 2001, this Agreement shall be null and void and the rights and obligations of the parties shall be determined as if this Agreement had never been entered into.

     4.   EQUITY INTERESTS.

          (a) INTRODUCTION. Executive currently holds certain shares of Common Stock of the Corporation (the "Equity Interests"). Executive will be entitled, as described below, to sell a portion of his Equity Interests in connection with the transactions contemplated by the Merger Agreement. That portion of Executive's Equity Interests not sold in connection with the Merger Agreement will be contributed to CHC in return for shares in CHC. For purposes of this
Section 4, shares of Common Stock owned by Executive shall include shares held by Executive's spouse; any parent, child, descendant or sibling of Executive; the spouse of any of the foregoing; or any trust, partnership, custodian, fiduciary or other person or entity who holds such shares for the benefit of any such person.

          (b) SALE OF CORPORATION SHARES. Executive shall have the right and option, in his sole discretion, to sell up to an aggregate of 665,019 shares of Common Stock of the Corporation, either on behalf of Executive or Executive's children, at a price of $8.00 per share, either in the "Offer" or pursuant to the "Merger", as those terms are defined in the Merger Agreement. Any shares of Common Stock owned by Executive which are not sold in the Offer or pursuant to the Merger shall be contributed to CHC pursuant to the Subscription and Contribution Agreement among CHC, STC, Cinergy Ventures, LLC and the Management Investors named therein dated as of October __, 2000, in return for shares of CHC.

          (c) GRANT OF ADDITIONAL OPTIONS. As of the Effective Date, CHC shall grant Executive, pursuant to the CHC 2000 Stock Option/Stock Issuance Plan, options to acquire to acquire 500,000 shares of Common Stock in CHC at an exercise price of $8.00 per share. Such options shall vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the Effective Date, provided that Executive remains in the employ of the Corporation. The exercise period of such options shall be ten years from the date of grant. The terms and conditions applicable to such grant shall be as set forth in the 2000 Option Plan and the standard Notice of Grant of Stock Options and the exhibits thereto used pursuant to the 2000 Option Plan. Such options shall be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to the maximum extent permitted by the Code.

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          (d)  PROCEED TO REPAY PROMISSORY NOTE. Proceeds from the sale of shares of Common Stock of the Corporation by Executive pursuant to Sections 4(b) and 4(c) shall first be applied to the repayment of principal and interest under that certain Promissory Note dated August 13, 1999 issued by Executive as "Maker" to the Corporation as "Payee" in the original principal amount of $2,000,000. Remaining proceeds from such sale(s), once the Promissory Note has been repaid in full, shall be paid to Executive.

     5.   COMPENSATION AND BENEFITS.

          (a) BASE SALARY. Executive's current annual base salary, $225,000, will continue through the Effective Date. Commencing as of the day following the Effective Date, Executive's annual base salary shall be adjusted, upward but not downward, to an amount to be determined by the then Compensation Committee of the Board of Directors of CHC, which Committee shall include for the purposes of making the initial adjustment pursuant to this Section 5(a) the Director nominated by Executive who is not Executive, provided that such Director is not related to and is therefore disinterested with respect to Executive. Such adjustment shall be made based upon (i) Executive's performance over the period since Executive's last compensation adjustment, and (ii) the findings of a compensation study performed by a nationally recognized firm of compensation consultants and commissioned by the Corporation. It is the intention of the parties that solely for the purposes of making the initial adjustment pursuant to this Section 5(a), Executive's base salary shall remain comparable to the salaries of executives who are within the upper quartile, as ranked by salary, of executives holding similar positions in companies of similar size within the Corporation's industry. The annual base salary that goes into effect on the day following the Effective Date shall remain in effect through December 31, 2001. Commencing on January 1, 2002, Executive's base salary shall be reviewed annually in conjunction with Executive's annual performance review and shall be adjusted, upward but not downward, using the same procedure and based upon the same criteria as set forth above, provided that the Compensation Committee shall be the Compensation Committee then in effect, with no requirement that the Director nominated by Executive who is not Executive be a member of such Committee at such time. Such adjustments shall be determined no later than January 15 of each year and shall take effect retroactive to January 1 of such year. The Board of Directors may make such further increases in Executive's base salary as the Board of Directors shall deem appropriate given Executive's performance. Executive's annual base salary shall be paid in twenty-four (24) semi-monthly payments during each annual period.

          (b) INCENTIVE BONUS. Commencing with calendar year 2000, Executive shall be eligible to earn an annual incentive performance bonus for each year (the "Incentive Bonus") in addition to his annual base salary. The bonus for calendar year 2000 shall be $50,000, less all appropriate deductions, which amount shall be paid in immediately available funds on the Effective Date. The targeted annual Incentive Bonus for calendar years after calendar year 2000 shall be determined using the same

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procedure and based upon the same criteria as described in Section 5(a) (the
"Target Bonus"). The amount of the Target Bonus which is earned shall be dependent upon the attainment of Executive's annual performance plan and other mutually agreed upon objectives, which plan shall be established for each year on or before January 15 of such year by mutual agreement between Executive and the Corporation (the "Annual Performance Plan"). Exceeding the goals of the Annual Performance Plan may result in additional compensation to be determined by the Corporation in its sole discretion. Any Incentive Bonus earned pursuant to this Agreement shall be paid no later than the earlier of (i) ten days after the completion of the Corporation's audited financial statements for the year for which the Incentive Bonus was earned and (ii) April 15 of the year following the year for which the Incentive Bonus was earned. To the extent relevant, results of financial performance of the Corporation shall be based upon the Corporation's audited financial statements, which shall be conclusive. In the event of the termination of Executive's employment by the Corporation for Cause (as defined in Section 19(a)) or by Executive without Good Reason (as defined in Section 19(c)), Executive shall be entitled to receive the Incentive Bonus for any calendar year concluded prior to such termination of employment but shall not be entitled to receive the Incentive Bonus for the calendar year in which such termination of employment occurs. In the event of the termination of Executive's employment for any reason other than by the Corporation for Cause or by Executive without Good Reason, including without limitation Executive's death or disability, Executive shall be entitled to receive the Incentive Bonus both with respect to any calendar year concluded prior to such termination of employment and with respect to the calendar year in which such termination of employment occurs. The amount of the Incentive Bonus for a year in which a termination occurs shall be prorated based upon results during the portion of the year during which Executive was employed by the Corporation, through either the end of the calendar month in which the termination occurs or the end of the preceding calendar month, whichever is more favorable to Executive.

          (c) BENEFITS. Executive shall be entitled to participate in such life insurance, disability, medical, dental, pension, profit sharing and retirement plans and other programs as may be made generally available from time to time by the Corporation for the benefit of executives of Executive's level or its employees generally (the "Benefits"). In addition, the Corporation shall pay all reasonably appropriate and necessary premiums on life insurance owned by the Corporation on the life of Executive, and shall reimburse Executive for insurance premiums paid by Executive for a policy providing a death benefit of four million dollars ($4,000,000) to Executive's estate or designated beneficiary. Such reimbursement shall be "grossed-up" based upon the highest combined federal and applicable state marginal tax rate in effect (assuming that Executive is married and filing a joint return) on the date of payment. Executive's vacation leave shall accrue at the rate of six (6) weeks per year. Any unused vacation leave time accumulated during the year shall carry over to subsequent years; provided, however, that the Corporation may, in its sole discretion, cancel all or any portion of Executive's unused vacation leave time remaining at the end of any calendar year by paying Executive an amount in cash equal to the equivalent cash value, based upon

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Executive's base salary as then in effect, of the vacation leave time to be cancelled. Such election by the Corporation and such payment shall be made within thirty (30) days of the end of each year.

     6.   FACILITIES AND EXPENSES.

          (a) FACILITIES AND EQUIPMENT. The Corporation shall furnish facilities, equipment, services and assistance suitable to Executive's position for the performance of Executive's duties.

          (b) HOME OFFICE. Executive's principal office shall be located at the Executive's principal residence, currently in Keystone, Colorado (the "Home Office"). The Corporation shall reimburse Executive for the reasonable expenses of maintaining the Home Office, up to $1,000 per month; provided, however, that Executive shall make himself available at the Corporation's main office in Denver, Colorado, and/or at other corporate offices of STC or the Corporation globally, trade shows, investor meetings or other similar locations at such times as are reasonably necessary for the satisfactory performance of Executive's duties pursuant to this Agreement. The Corporation shall pay per diem travel expenses, based upon the Corporation's standard practices, for costs of commuting to the Corporation's main office and/or customer premises. The Corporation shall also provide a furnished apartment in the vicinity of the Corporation's main office for Executive's use.

          (c) AUTOMOBILE. The Corporation shall either provide a company automobile or reimburse Executive for reasonable expenses of operation of Executive's personal automobile (such expenses to include insurance, maintenance, fuel and depreciation, if applicable).

          (d) REIMBURSEMENT OF EXPENSES. In the promotion and execution of the business of the Corporation, Executive is expected to incur certain reasonable expenses for entertainment, travel, and business fax and telephone bills which shall be reimbursed by the Corporation, in accordance with the Corporation's normal policies and procedures. The Corporation shall also pay Executive's dues and fees for attending professional meetings and institutes, costs of professional books and periodicals and promotion, entertainment and travel expenses reasonably related to the business of the Corporation. The Corporation shall also pay Executive's business-related legal, accounting and financial planning fees, up to a maximum of $20,000 per calendar year. All payments made by the Corporation pursuant to this Section 6(d) shall be made in a manner consistent with the Corporation's practices in years prior to the execution of this Agreement. Unusual and extraordinary expenses incurred by Executive and not approved in advance by the Corporation may not be reimbursed.

     7. NO COPIES OF DOCUMENTS AND MATERIALS. Executive shall not (except in the performance of his duties in the ordinary course of business for which he is employed by the Corporation) at any time or in any manner make or cause to be made any copies, pictures, duplicates, facsimiles or other reproductions or recordings or any abstracts or

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summaries of any reports, studies, memoranda, correspondence, manuals, records, plans or other written, printed, computerized or otherwise recorded materials of any kind or nature whatsoever belonging to or in the possession of the Corporation or any of its subsidiaries.

     8. MATERIALS REMAIN ON PREMISES. Executive shall have no right, title or interest in any material referenced in Section 7. Executive agrees that, except in the performance of his duties in the ordinary course of business for which he is employed by the Corporation, Executive will not, without the prior written consent of the Corporation, remove any such material from any premises of the Corporation, provided, however, that this Agreement shall serve as the prior written consent of the Corporation for Executive to keep any such material and/or any copies thereof as are necessary to perform Executive's duties for the Corporation at the Home Office. Executive further agrees that, immediately upon the termination of his employment with the Corporation or upon the termination of this Agreement, whichever occurs earlier, or at any time prior thereto upon the request of the Corporation, he shall surrender all such material to the Corporation and execute a document acknowledging that he has complied with the provisions of this Agreement.

     9. TRADE SECRETS. Executive shall not at any time, whether during or after the term of this Agreement, use for Executive's own benefit or purposes or for the benefit or purposes of any other person, firm, partnership, association, corporation or business organization, entity or enterprise, or disclose (except in the performance of his duties in the ordinary course of business for which he is employed by the Corporation) in any manner to any person, firm, partnership, association, corporation or business organization, entity or enterprise any trade secret, information, data, know how or knowledge (including, but not limited to, that relating to personnel lists and files, personnel training and development programs, service techniques, purchasing organization and methods, sales organization and methods, inventories, client lists, market development and expansion plans, and client and supplier relationships) or any other Discoveries (as defined in Section 11) belonging to or relating to the affairs of the Corporation or any of its parents, subsidiaries or affiliates or to the clients of the Corporation or any of its parents, subsidiaries or affiliates; provided, however, that this Section shall not apply to any trade secret, information, data, know how, knowledge, or Discovery that is or becomes generally available to the public through no fault or action of Executive.

     10. CUSTOMERS. In furtherance of and not in limitation of Section 9, Executive acknowledges that the lists of the Corporation and its parents', subsidiaries' or affiliates' personnel and customers as it may exist from time to time constitute valuable and unique assets of the Corporation and its parents, subsidiaries and affiliates, and Executive agrees that he shall not, during or after the term of his employment, disclose such lists or any part thereof to any person, firm, partnership, association, corporation or business organization, entity or enterprise for any reason or purpose whatsoever, nor shall Executive use such personnel or customer lists for his own benefit or purposes or

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for the benefit or purposes of any business with which Executive may become associated.

     11. DISCOVERIES. Executive agrees with the Corporation that any and all inventions, discoveries, improvements, designs, methods, systems, developments, know how, ideas, suggestions, devices, trade secrets and processes (hereinafter collectively referred to as "Discoveries"), whether patentable or not, which are discovered, disclosed to or otherwise obtained by Executive during his employment with the Corporation are confidential, proprietary information and are the sole and absolute property of the Corporation. Executive agrees to disclose promptly to the Corporation all such Discoveries and to assist the Corporation in making any application in the United States and in foreign jurisdictions for patents or other intellectual property protection of any kind with respect thereto.

     12. WORKS FOR HIRE. All works and writings of a professional nature which are produced by Executive during his employment with the Corporation constitute works made for hire and are the sole and absolute property of the Corporation. Executive grants the Corporation the exclusive right to copyright all such works and writings in the United States and in foreign jurisdictions. To the extent any such works or writings are deemed not to be works for hire, Executive hereby assigns and agrees to assign all his interests therein to the Corporation or its nominee. Whenever requested to do so by the Corporation, Executive shall execute any and all applications, assignments, or other instruments that the Corporation may deem necessary to protect the Corporation's interest therein. Any assignment of copyright hereunder includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights" (collectively "Moral Rights"). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, Executive hereby waives such Moral Rights and consents to any action of the Corporation that would violate such Moral Rights in the absence of such consent. Executive agrees to confirm any such waivers and consents from time to time as requested by the Corporation.

     13. USE OF CONFIDENTIAL INFORMATION OF OTHER PERSONS. Executive represents and warrants that he has not brought and will not bring with him to the Corporation or use at the Corporation any materials or documents or intellectual property belonging to Executive or to a former employer or any other person that are not generally available to the public, unless express written authorization for their possession and use has been obtained from such person and the Corporation. Executive understands that he is not to breach any obligation of confidentiality that is owed to any former employer or other person, and Executive agrees to fulfill all such obligations during the period of his affiliation with the Corporation.

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     14.  NONDISCLOSURE AGREEMENT. In addition to the obligations set forth herein, Executive shall execute and deliver to the Corporation a Nondisclosure Agreement in the Corporation's standard form.

     15.  NON-COMPETITION.

          (a) INTERESTS OF CORPORATION. Executive acknowledges that his employment as a member of the Corporation's executive management team creates a relationship of confidence and trust between Executive and the Corporation with respect to confidential and proprietary information applicable to the business of the Corporation, its parents, subsidiaries, affiliates and its clients. Executive further acknowledges the highly competitive nature of the business of the Corporation. Accordingly, the Corporation and Executive agree that the restrictions contained in this Section 15 are reasonable and necessary for the protection of the immediate interests of the Corporation and its parents, subsidiaries, affiliates and that any violation of these restrictions would cause substantial injury to the Corporation and its parents, subsidiaries and affiliates.

          (b) COMPETITIVE BUSINESS. For purposes of this Agreement, the term "Competitive Business" means any person, firm, partnership, association, corporation, or business organization, entity or enterprise which (1) provides technical management consulting and/or systems integration services for (A) electric and gas utilities, water utilities and local government distribution automation technology projects, and/or (B) utility transmission and distribution systems, and/or (C) any business or entity in the utility industry or the power technologies market segment or (2) which directly competes with any other existing or contemplated line of business of the Corporation or its subsidiaries (provided that in the case of a contemplated business, such business is referenced in the Corporation's then current Business Plan) in which the Executive has directly and materially participated within the two (2) year period immediately preceding the termination of Executive's employment with the Corporation. The term "Competitive Business" is not intended to include mere vendors or suppliers of the Corporation.

          (c) EXISTING CLIENT. For purposes of this Agreement, the term "Existing Client" means a client for whom the Corporation or any of its subsidiaries is performing consulting services as of the date of the termination of Executive's employment with the Corporation or for whom the Corporation or any of its subsidiaries performed consulting services within the two (2) year period immediately preceding the termination of Executive's employment with the Corporation. The term "Existing Client" is not intended to include mere vendors or suppliers of the Corporation.

          (d) RESTRICTIVE COVENANT. During Executive's employment with the Corporation and for a period of one (1) year following the termination of Executive's employment with the Corporation for any reason, Executive shall not (nor shall Executive cause, or provide assistance to anyone else to):

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               (1)  Employ or otherwise engage, or attempt to employ or
otherwise engage, in or on behalf of Executive or any Competitive Business, any person who is employed or engaged as an employee, consultant, agent or representative of the Corporation or any of its parents, subsidiaries or affiliates as of the date of Executive's termination or at any time during the one-year period following such termination; or

               (2) Solicit directly or indirectly on behalf of Executive or any Competitive Business, the customer business or account of any Existing Client; or

               (3) Perform any work, whether as an employee, agent, servant, owner, partner, consultant, independent contractor, representative, stockholder or in any other capacity whatsoever, for any Competitive Business; provided, however, that this Section 15(d)(3) shall not apply to work which is completely unrelated to any of the lines of business described in Section 15(b).

     (e) SEVERABILITY. If any court shall determine that the duration, geographic limitations, subject or scope of any restriction contained in this
Section 15 is unenforceable, it is the intention of the Parties that this
Section 15 shall not thereby be terminated but shall be deemed amended to the extent required to make it valid and enforceable, such amendment to apply only with respect to the operation of this Section 15 in the jurisdiction of the court that has made the adjudication.

     (f) ABILITY TO GAIN ALTERNATIVE EMPLOYMENT. Executive recognizes and acknowledges that he has sufficient abilities and talents to be able to obtain, upon the termination of this Agreement, comparable employment from another business organization or entity while fully honoring and complying with the above covenants concerning confidential information and contacts with the Corporation's or any of its subsidiaries' existing customers or employees. Executive recognizes and acknowledges the importance to the Corporation and its subsidiaries of the above covenants and, therefore, agrees that, for a period of one (1) year following the termination of Executive's employment with the Corporation and upon the Corporation's reasonable request of Executive, he will advise the Corporation of the identity of his new employer and will provide a general description, in reasonable detail, of his new duties and responsibilities sufficient to inform the Corporation of its need to request a court order to enforce the above covenants.

     16. REMEDIES. Executive acknowledges and agrees that the provisions of this Agreement are essential to the Corporation and are reasonable and necessary to protect the legitimate interests of the Corporation and its subsidiaries and that the damages sustained by the Corporation or its subsidiaries as a result of a breach of the agreements contained herein will subject the Corporation or its subsidiaries to immediate, irreparable harm and damage, the amount of which, although substantial, cannot be reasonably ascertained, and that recovery of damages at law will not be an adequate remedy. Executive therefore agrees that the Corporation and its subsidiaries, in addition to any other remedy they may have under this Agreement or at law, shall be entitled to

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injunctive and other equitable relief to prevent or curtail any breach of any provision of this Agreement. In the event a suit or action is instituted to enforce this Agreement or any of the terms and conditions hereof, including, but not limited to, suit for preliminary injunction, the prevailing Party shall be entitled to costs and reasonable attorneys' fees. Executive waives any right to the posting of a bond in the event of an issuance of a temporary restraining order, preliminary injunction or permanent injunction upon the issuance of said order by a court of competent jurisdiction.

     17. DEATH DURING EMPLOYMENT. This Agreement shall terminate upon Executive's death. In such event, the Corporation shall pay a death benefit equal to Executive's base monthly salary for the balance of the month of Executive's death and for the month following his death. Any amounts payable under this Agreement following Executive's death shall be paid to the beneficiary named in writing by Executive, or if none, to Executive's surviving spouse, or if none, to the executors and administrators of Executive's estate and shall be paid within sixty (60) days of Executive's death.

     18. DISABILITY. The Corporation may terminate this Agreement upon written notice to Executive if Executive is physically or mentally incapacitated and unable to perform his duties under this Agreement for a period of (i) any one hundred eighty (180) days out of any three hundred sixty (360) days, if the Common Stock of the Corporation is not then publicly traded, or (ii) ninety (90) out of any one hundred eighty (180) days if the Common Stock of the Corporation is then publicly traded. If at any time a question arises as to the incapacity of Executive, then the Corporation shall promptly employ one physician who is a member of the American Medical Association and who is mutually agreeable to the Corporation and Executive to examine Executive and determine if his physical and/or mental condition is such as to render him unable to perform his duties under this Agreement. The decision of the physician shall be certified in writing to the Corporation, shall be sent by the Corporation to Executive or his representative and shall be conclusive for purposes of this Agreement. Any compensation payments payable to Executive hereunder shall be reduced by the amount of any disability payments Executive receives as a result of disability policies on which the Corporation has paid the premiums.

     19. TERMINATION OTHER THAN FOR DISABILITY OR DEATH. This Agreement may terminate for reasons other than Executive's death or disability upon the occurrence of any of the following events; provided, however, that neither Executive nor the Corporation may terminate this Agreement pursuant to this
Section 19 prior to January 1, 2002, except for a termination by the Corporation for Cause as provided in Section 19(a) or a termination by Executive for Good Reason as provided in Section 19(c).

          (a) CAUSE. The Corporation, at its option, may terminate Executive for Cause (as defined below) upon written notice by the Corporation to Executive fully setting forth such Cause, which notice of termination may be appealed to the Board of

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Directors of the Corporation. "Cause" shall be limited to a situation in which
Executive has:

               (1) Committed a criminal offense that, if committed in the State of Colorado, would have constituted a felony under the laws of the State of Colorado or the United States (other than a traffic offense or other similar violation); or

               (2) Committed a fraudulent act which is materially harmful to the Corporation; or

               (3) Committed an act of willful misconduct which is materially harmful to the Corporation; or

               (4) Committed an act of gross insubordination by refusing to obey written directions of the Corporation's Board of Directors (so long as such directions do not involve illegal or immoral acts), which refusal continues for a period of twenty (20) days after Actual Receipt of written notice to Executive by the Corporation which notice references such refusal and this Section 19(a); or

               (5) Committed repeated acts of alcohol or illegal drug abuse, and has failed to take reasonable steps to address such issues within twenty
(20) days after Actual Receipt of written notice to Executive by the Corporation which notice references such acts and this Section 19(a); or

               (6) Except during periods of vacation leave permitted pursuant to Section 5, failed to devote substantially all of his professional time and attention to the performance of his obligations under this Agreement, as determined in writing by the Corporation's Board of Directors, which failure continues for a period of twenty (20) days after Actual Receipt of written notice by Executive from the Corporation which notice references such failure and this Section 19(a); or

               (7) Failure of Executive to adequately perform material responsibilities and duties in a professionally-reasonable manner or in accordance with Corporation's professional work standards, as determined in writing by the Corporation's Board of Directors, provided that Executive must first be given written notice of any alleged performance failure, which notice references such failure and this Section 19(a), and an adequate period after Actual Receipt of such notice (not less than twenty (20) days) to correct any such failure which he thereafter fails to do.

     For purposes of this Agreement, "Actual Receipt" of notice shall mean actual physical receipt (or refusal of acceptance) of notice by Executive; provided, however, that in the event Executive has been away from the office for more than two weeks and either Executive's whereabouts are unknown to the Corporation or Executive is at a location where the Corporation cannot reasonably communicate with him, Executive will be deemed to have refused delivery of notice one week after the day such notice is delivered (or delivery is attempted) to Executive's last known residence. In such event,

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the Corporation shall nonetheless provide a copy of the notice to Executive as soon as it is reasonably possible to do so.

          (b) BY CORPORATION WITHOUT CAUSE. The Corporation shall have the right to terminate this Agreement without Cause at any time upon Executive's Actual Receipt of thirty (30) days' advance written notice from the Corporation; provided, however, that the Corporation shall not be entitled to terminate this Agreement without Cause prior to the first anniversary of the Effective Date. The foregoing notwithstanding, termination by Executive With Good Reason or by Executive Without Good Reason prior to the first anniversary of the Effective Date shall not be deemed to be a breach of this Section 19(b) by the Corporation for any reason. Non-renewal of this Agreement shall not be deemed to be a termination of employment for purposes of this Agreement.

          (c) BY EXECUTIVE WITH GOOD REASON. Executive, at his option, may terminate employment for Good Reason (as defined below) upon written notice by Executive to the Corporation fully setting forth such Good Reason. For this purpose, Executive shall be deemed to have "Good Reason" following the occurrence of any of the following events:

               (1) A material breach of this Agreement by the Corporation which the Corporation fails to cure within twenty (20) days of receipt of written notice from Executive which describes the breach in reasonable detail and makes reference to this Section 19(c).

               (2) The Corporation's requiring Executive to be based at any office or location other than Keystone, Colorado without Executive's approval, except for required travel on the Corporation's business consistent with Executive's practice prior to the Effective Date, which the Corporation fails to cure within twenty (20) days of receipt of written notice from Executive which describes the breach in reasonable detail and makes reference to this Section 19(c).

               (3) A material reduction in the character of the duties assigned to Executive or in Executive's level of work responsibility, unless such reduction has been approved by each of Executive and the Board of Directors of the Corporation; provided that the Corporation has the opportunity to cure within twenty (20) days of receipt of written notice from Executive which describes the matter in reasonable detail and makes reference to this Section 19(c).

          (d) BY EXECUTIVE WITHOUT GOOD REASON. Executive shall have the right to terminate this Agreement without Good Reason at any time upon thirty (30) days' advance written notice to the Corporation.

          (e) BY MUTUAL AGREEMENT. This Agreement may be terminated at any time upon the mutual agreement of the Parties.

     20.  RIGHTS UPON TERMINATION.

          (a) OBLIGATIONS OF CORPORATION. Upon termination of Executive's employment with the Corporation, the Corporation shall have no further obligation to Executive except as specifically provided under this Agreement. Termination of Executive's employment shall not affect Executive's right to receive any compensation or bonuses which have accrued but have not been paid through the date of termination.

          (b) SEVERANCE BENEFITS. In addition to any accrued compensation or bonuses, and depending upon the circumstances of Executive's termination of employment, the Corporation shall pay or provide certain severance benefits (the "Severance Benefits"). The nature and extent of the Severance Benefits to be provided shall be determined in accordance with the table set forth in EXHIBIT A attached hereto. For purposes of EXHIBIT A, the following terms shall have the following meanings:

               (1) "Continuation Benefits" shall mean the continuation of the Benefits, including any Benefits which cover Executive's family, but excluding any contribution to any qualified or nonqualified pension, profit sharing or retirement plan or other deferred compensation arrangement (each a "Retirement Plan").

               (2) "Severance Pay" shall be expressed as a monthly amount and shall mean one-twelfth of (i) Executive's annual base salary pursuant to Section 5 at the rate in effect immediately prior to the termination of employment, plus
(ii) Executive's aggregate Incentive Bonus, pro-rated on a straight-line basis for any partial year periods, for the one year period immediately preceding the date of termination, plus (iii) any amounts contributed by the Corporation to a qualified pension, profit sharing or retirement plan or other deferred compensation arrangement (each a "Retirement Plan") for the benefit of Executive (excluding salary deferrals or similar contributions made by Executive which offset amounts included in this calculation pursuant to clauses (i) or (ii) above) during the one year period immediately preceding the date of termination. Any Severance Pay due to Executive shall be paid in cash in a single lump sum within sixty (60) days after the termination of employment.

               (3) "Put Option" shall mean that Executive shall be entitled to exercise the Put Option in accordance with the terms of Section 21.

          (c) EXECUTIVE REFERENCE. Upon termination of this Agreement for any reason other than by the Corporation other than for Cause pursuant to Section 19(a), the Corporation shall, both verbally and in writing, acknowledge that Executive performed the services provided under this Agreement in a good and proficient manner and shall provide a positive reference to any person or entity that may request a reference with regard to Executive; provided, however, that if the Executive voluntarily terminates his employment with the Corporation, the Corporation may provide a neutral reference, stating only the name of the Executive, his title and his dates of employment.

          (d) RETURN OF CORPORATE PROPERTY. Upon the termination of Executive's employment with the Corporation for any reason, Executive shall return to the Corporation any and all equipment owned by the Corporation and used by Executive. Notwithstanding the previous sentence, upon the termination of Executive's employment with the Corporation for any reason other than by the Corporation for Cause pursuant to Section 19(a), Executive shall be entitled to keep, free and clear of any liens and encumbrances and any claim of title by the Corporation, (i) equipment owned by the Corporation and used by Executive in the Home Office, to the extent that the value of such equipment does not exceed $20,000, and (ii) the automobile, if any, provided by the Corporation for Executive's use.

          (e) SUBSTITUTION OF BENEFITS. If any portion of the Benefits (excluding any contributions to any Retirement Plan) cannot reasonably be made available to Executive as required following a termination of employment, then the Corporation shall pay to Executive an amount in cash equal to 150% of the cost which must be incurred by Executive to acquire benefits equivalent to any tax-exempt Benefits previously provided by the Corporation and 100% of the cost which must be incurred by Executive to acquire benefits equivalent to any taxable Benefits previously provided by the Corporation. The Corporation shall determine the cost to Executive of such Benefits in good faith and shall provide reasonable documentation to support its findings to Executive.

     21.  PUT OPTION.

          (a) PUT OPTION. Upon the termination of Executive's employment under those circumstances designated in EXHIBIT A as entitling Executive to receive the Put Option, Executive shall have the right and option (the "Put Option"), in his sole discretion, to cause CHC to purchase all or any portion of any shares of Common Stock of CHC owned by Executive under the terms and conditions provided in this Section 21(a). For purposes of this Section 21, "Shares" means the shares of Common Stock of CHC owned by Executive on the Effective Date, including without limitation any shares of Common Stock of CHC which would otherwise meet the preceding definition which are held by Executive's spouse; any parent, child, descendant or sibling of Executive; the spouse of any of the foregoing; or any trust, partnership, custodian, fiduciary or other person or entity who holds such shares for the benefit of any such person.

          (b) PUT NOTICE. Executive may elect to exercise the Put Option by delivering written notice to CHC of such election (the "Put Notice") within 180 days of termination of Executive's employment, which notice shall state the number of shares of Common Stock of CHC offered for sale (the "Offered Shares"). Within 90 days following the receipt by CHC of the Put Notice, CHC shall purchase the Offered Shares as requested in the Put Notice for a per share purchase price (the "Put Price") equal to the Fair Market Value (as determined in accordance with Section 21(d) hereof). The closing of such purchase and sale shall occur at the offices of CHC on such business day reasonably selected by CHC during such 90 day period upon not less than ten days prior written notice to Executive (the "Redemption Date"). From and after the Redemption Date, the rights of Executive and any other person holding the Offered Shares as a stockholder of CHC, with respect to the Offered Shares shall cease and the certificates representing the Offered Shares shall thereafter represent only the right to receive the applicable Put Price upon surrender of such certificates to CHC

          (c) CLOSING. CHC shall pay the applicable Put Price in immediately available funds against delivery of the stock certificates representing the Offered Shares (or, in lieu of delivery of lost, stolen or destroyed certificates, an agreement to indemnify CHC from any loss incurred by it in connection with such certificates). If CHC is prevented from redeeming or making full payment for the Offered Shares by any legal or contractual restriction, CHC shall then redeem the maximum number of the Offered Shares as permitted free from any legal or other restrictions and STC shall the purchase the remaining Offered Shares under the same terms and conditions under which CHC was to have made such purchase.

          (d) DETERMINATION OF FAIR MARKET VALUE. The Fair Market Value of the Offered Shares shall be determined in accordance with the procedures set forth in this Section 21(d).

               (1) The Fair Market Value of the Offered Shares shall be equal to that price that would be payable as of the end of the calendar quarter immediately preceding the termination of Executive's employment assuming the sale of 100% of the equity of CHC in a cash transaction on such date, after appropriate consideration of all CHC's liabilities (including borrowings and preferred, common and contingent equity claims), and without application of any assumptions regarding synergies that might be achieved by any particular buyer, liquidity discount, or minority discount. Within 30 days following the Put Notice, CHC and Executive shall negotiate in good faith in an effort to reach mutual agreement as to the Fair Market Value of the Offered Shares.

               (2) If CHC and Executive are unable to reach agreement as to the Fair Market Value of the Offered Shares within such 30 day period, the Fair Market Value of the Offered Shares shall be determined by an appraisal process as set forth herein. Each of CHC and Executive shall designate, within 15 days after the conclusion of the 30 day negotiation period referred to above, an independent and experienced appraiser (each individually an "Appraiser" and collectively the "Appraisers"). The Appraisers shall be instructed to complete their appraisals of the Fair Market Value of the Offered Shares by no later than 30 days after their appointment. If the determination of the Appraiser with the higher determination is not greater than 110% of the determination of the other Appraiser, the Fair Market Value shall be equal to the average of the determinations of the two Appraisers; provided, however, if the higher determination is greater than 110% of the lower determination, then the two Appraisers shall jointly select a third Appraiser within 10 days after the first date on which both of such two Appraisers have delivered their reports. Such third Appraiser shall deliver its report of its good faith determination of the Fair Market Value of the Offered Shares within 30 days after such appointment, and in such case the Fair Market Value shall be equal to the average of the closest determinations; provided, however that if the highest and lowest of such three determinations differ from the middle determination by an equal amount, the Fair Market Value shall be equal to such middle determination. The cost of all such appraisals shall be borne by CHC.

     22. MITIGATION. Executive shall not be required to mitigate the Corporation's obligations with respect to the provision of Continuation Benefits or the payment of any amount described in this Agreement by seeking or accepting any offer of employment or otherwise, nor shall the amount of any payment hereunder be reduced by any compensation earned by Executive as a result of employment by another employer. Continuation Benefits shall be subject to mitigation under the limited circumstances described in EXHIBIT B if and only if Executive, in his sole discretion, has accepted employment with a third party and is eligible to receive benefits which are equivalent in all material respects to the Continuation Benefits. In determining benefit equivalence, the parties shall consider all factors, including the level of coverage, the cost, if any, to Executive, and the effect, if any, of provisions limiting coverage for pre-existing conditions.

     23. ALLOCATION OF OVER-ALLOTMENT OPTION. Executive shall be entitled to allocate, in his sole discretion, among one or more of the senior management of the Corporation, including without limitation Executive, 50% of any shares of CHC or any successor to CHC to be sold in connection with any over-allotment or similar option granted to any underwriter in connection with any underwritten public offering of shares of CHC or any successor to CHC. The Corporation shall use best efforts to support the creation of an over-allotment option in such amount which is then customary in connection with any underwritten public offering of shares of CHC or any successor to CHC.

     [ALTERNATIVE: Executive shall be entitled to allocate, in his sole discretion, among one or more of the senior management of the Corporation, including without limitation Executive, 50% of any shares of CHC or any successor to CHC to be sold in connection with any over-allotment or similar option granted to any underwriter in connection with any underwritten public offering of shares of CHC or any successor to CHC. Executive recognizes that an over-allotment option will be created only with the advice and consent of the underwriters in such public offering. Executive shall be entitled to approve, in his sole discretion, any such underwriter engaged for any such public offering. Subject to such underwriter's advice and consent, the Corporation shall use all reasonable efforts to support the creation of an over-allotment option in such amount which is then customary in connection with any underwritten public offering of shares of CHC or any successor to CHC.]

     24. ARBITRATION. Any controversy or claim arising out of or related to this Agreement shall be settled by arbitration in Denver, Colorado, under the Commercial Rules of the American Arbitration Association in effect at the time such controversy or claim arises (the "Rules") by one arbitrator appointed by the American Arbitration Association in accordance with the Rules, the arbitrator also apportioning the costs of arbitration. The award of the arbitrator shall be in writing, shall be final and binding upon the Parties, shall not be appealed from or contested in any court and may, in appropriate circumstances, include injunctive relief. Should any Party fail to appear or be represented at the arbitration proceedings after due notice in accordance with the Rules, then the arbitrator may nevertheless render a decision in the absence of said Party, and such decision shall have the same force and effect as if the absent Party had been present, whether or not it shall be adverse to the interests of that Party. Any award rendered hereunder may be entered for enforcement, if necessary, in any court of competent jurisdiction, and the Party against whom enforcement is sought shall bear the expenses, including attorneys' fees, of enforcement. Notwithstanding the foregoing, the Corporation shall be entitled to seek injunctive or other equitable relief to enforce any of the provisions in Sections 7 through 15 from any court of competent jurisdiction without the need to resort to arbitration.

     25. SURVIVAL. The covenants contained in this Agreement shall survive any termination of Executive's employment with the Corporation and shall survive any termination of this Agreement. The existence of any claim or cause of action of Executive against the Corporation, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of any of the covenants contained in this Agreement.

     26. SEVERABILITY. If the scope of any restriction contained in this Agreement is too broad to permit enforcement of such restriction to its fullest extent, then such restriction shall be enforced to the maximum extent permitted by law, and Executive and the Corporation hereby consent and agree that the scope of such restriction may be judicially modified in any proceeding brought to enforce such restriction. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted from this Agreement and the remainder of this Agreement shall remain in full force and effect.

     27. NOTICE. Any notices required or permitted to be given under this Agreement shall be sufficient if in writing and delivered by personal delivery or air courier, or if mailed by registered or certified first-class mail, return receipt requested, to the residence of Executive as it appears in the corporate records for notice to Executive, or to the principal office of the Corporation for notice to the Corporation. Subject to the provisions of Section 19, All notices delivered in accordance with this Section shall be deemed to have been received and shall be deemed effective if delivered in person or by air courier, upon actual receipt by the intended recipient, or if mailed, upon the date of delivery or refusal to accept delivery as shown by the return receipt therefor.

     28. NO WAIVER. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel to enforce any provision of this

Agreement, except by a statement in writing signed by the Party against whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, and shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

     29. AMENDMENTS. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by the Parties hereto.

     30. ASSIGNMENT. The rights and obligations of the Corporation under this Agreement shall, without the prior written consent of Executive, inure to the benefit of and be binding upon the successors and assigns of the Corporation. If the Corporation shall at any time be merged or consolidated with any other corporation or shall sell or otherwise transfer a substantial portion of its assets to another corporation or entity, the provisions of this Agreement shall be binding upon and inure to the benefit of the corporation or entity surviving or resulting from such merger or consolidation or to which such assets have been sold or transferred. Upon Executive's request, the Corporation shall obtain a written agreement to expressly assume this Agreement from any such successor. This is a personal service contract and may not be assigned by Executive.

     31. ENTIRE AGREEMENT; TERMINATION OF EXISTING AGREEMENT. Subject to the last sentence of Section 3, this instrument contains the entire agreement of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings with respect to such subject matter, whether oral or written, and all other communications relating to the subject matter hereof, including without limitation the Employment Agreement between Executive and the Corporation dated August 13, 1999 (the "Prior Employment Agreement"), which is hereby terminated in its entirety, and the Parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth herein. In consideration of the termination of the Prior Employment Agreement, Executive shall receive a one-time payment of $500,000. Such payment shall be paid by the Corporation in immediately available funds at the Closing of the Merger Agreement.

     32. GOVERNING LAW. This Agreement is made under and shall be governed by and construed in accordance with the internal laws of the State of Colorado applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. Both parties agree that the exclusive venue for the enforcement of any arbitration award with respect to any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to their breach, shall be in the state or federal courts located in the State of Colorado and that such courts shall have personal jurisdiction over the parties to this Agreement.

     33. HEADINGS. The headings of sections in this Agreement are solely for convenience of reference and shall not control the meaning or interpretation of any provision of this Agreement.

     34. EXPENSES. The Corporation shall pay its own expenses and the reasonable expenses of Executive, including without limitation attorneys' fees, in connection with the preparation, negotiation and execution of this Agreement.

     Signed by the Parties on the day and year first above written.


                                    "CORPORATION"

                                    CONVERGENT GROUP CORPORATION


                                    By:  /s/ Larry J. Engelken
                                       ---------------------------------------
                                    Its: Executive Vice President, Secretary
                                        --------------------------------------



                                       "EXECUTIVE"

                                       /s/ Glenn E. Montgomery
                                       -----------------------------------------
                                       Glenn E. Montgomery, Jr.



                                       CONVERGENT HOLDING CORPORATION


                                       By:   /s/ Jean Chevallier
                                          --------------------------------------
                                       Its:      President
                                           -------------------------------------


The following party, Schlumberger Technology Corp., is executing this Agreement in order to acknowledge and accept its obligations as set forth in Section 21(c) as well as the provisions of Sections 24 through and including 33.


                                       SCHLUMBERGER TECHNOLOGY CORP.


                                       By:   /s/ Jean Chevallier
                                          --------------------------------------
                                       Its:      Attorney-In-Fact
                                           -------------------------------------

                                    EXHIBIT A
                                       TO
                              EMPLOYMENT AGREEMENT
                                     BETWEEN
                            GLENN E. MONTGOMERY, JR.
                                       AND
                          CONVERGENT GROUP CORPORATION

                           TABLE OF SEVERANCE BENEFITS

                          Additional
                           Months of       Additional
                         Continuation       Months of
Event of Termination       Benefits       Severance Pay    Put Option
--------------------     ------------     -------------    ----------
By the Corporation            0*               0*             No
  for Cause


By the Corporation            6*               6*             Yes
  without Cause


By Executive without          0                0              No
  Good Reason


By Executive with             6                6              Yes
  Good Reason

Disability                    6                6              No


Death                         6                0              No


*Solely for purposes of determining Executive's entitlement to Continuation Benefits and Severance Pay under this Table, a termination by the Corporation for Cause pursuant to Section 19(a)(7) shall be deemed to be a termination by the Corporation without Cause entitling the Executive to one month of Continuation Benefits and one month of Severance Pay.

                                       A-1